UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period              to

Commission File Number 1-10928

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

INTERTAPE POLYMER CORP. USA EMPLOYEES’

STOCK OWNERSHIP AND RETIREMENT SAVINGS PLAN

(f/k/a Intertape Polymer Group Inc. USA Employees’

Stock Ownership and Retirement Savings Plan)

3647 Cortez Road West

Bradenton, Florida 34210

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200

Ville St. Laurent, Quebec, Canada H4M 2X5

Intertape Polymer Corp. USA

Employees’ Stock Ownership and Retirement Savings Plan

December 31, 2009 and 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Trustees

Intertape Polymer Corp. USA Employees’ Stock Ownership and Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of Intertape Polymer Corp. USA Employees’ Stock Ownership and Retirement Savings Plan as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion of the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Intertape Polymer Corp. USA Employees’ Stock Ownership and Retirement Savings Plan as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2009, is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ GRANT THORNTON LLP

Tampa, Florida
June 29, 2010

Intertape Polymer Corp. USA

Employees’ Stock Ownership and Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2009	2008

ASSETS
Investments, at fair value:
Mutual funds	$33,753,040	$7,142,301
Bond fund	1,930,478	1,844,579
Collective trust fund	13,514,658	—
Common trust fund - Intertape Polymer Group	2,710,407	610,657
Participant loans	2,347,667	2,490,460

Total investments	54,256,250	12,087,997

Receivables:
Due from broker	—	33,129,465
Participant contributions receivable	88,135	98,332

Total receivables	88,135	33,227,797

Net assets available for benefits at fair value	54,344,385	45,315,794

Adjustment from fair value to contract value for fully benefit- responsive investment contracts	(55,815)	—

Net assets available for benefits	$54,288,570	$45,315,794

The accompanying notes are an integral part of these financial statements.

Intertape Polymer Corp. USA

Employees’ Stock Ownership and Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2009	2008

ADDITIONS
Contributions from:
Employer	$91,532	$1,883,767
Participants	3,061,975	3,391,192

Total contributions	3,153,507	5,274,959

Investment income (loss):
Interest and dividends	1,140,110	1,355,535
Net appreciation (depreciation) in fair value of investments	8,688,208	(18,156,303)

Total investment income (loss)	9,828,318	(16,800,768)

Total additions (reductions)	12,981,825	(11,525,809)

DEDUCTIONS
Benefits paid to participants	(3,958,636)	(3,738,017)

Fees and commission expenses	(50,413)	—

Total deductions	(4,009,049)	(3,738,017)

Net increase (decrease) in net assets available for benefits	8,972,776	(15,263,826)
Net assets available for benefits at beginning of year	45,315,794	60,579,620

Net assets available for benefits at end of year	$54,288,570	$45,315,794

The accompanying notes are an integral part of these financial statements.

Intertape Polymer Corp. USA

Employees’ Stock Ownership and Retirement Savings Plan

Notes to Financial Statements

December 31, 2009 and 2008

1 – Description of the Plan

The following description of the Intertape Polymer Corp. USA Employees’ Stock Ownership and Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

Intertape Polymer Group Inc. and its participating subsidiaries (the “Company”) established the Intertape Polymer Group Inc. Employees’ Stock Ownership and Retirement Savings Plan effective November 29, 1994. As of January 1, 2001, the Plan was amended and operates as an employee stock ownership plan (“ESOP”), and is designed to comply with Section 4975(e)(7) and the regulations there under of the Internal Revenue Code (“IRC”) of 1986 as amended and is subject to the applicable provisions of the Employee Retirement Security Act of 1974, as amended (“ERISA”). As of January 1, 2008, the Plan’s name was changed to Intertape Polymer Corp. USA Employees’ Stock Ownership and Retirement Savings Plan. All other aspects of the plan remain unchanged.

Eligibility

To be eligible to enter the Plan, participants must complete 90 consecutive days of service with the Company and have attained the age of 18.

Contributions

Participants may contribute up to 25 percent of their pretax annual compensation, subject to Internal Revenue Service (“IRS”) limitations based upon the participant’s compensation level. The Company may elect to match a portion of elective contributions if participants are credited with at least 180 service days during the Plan year and the participant is employed on the last day of the year. Matching contributions are generally based upon management’s discretion, but cannot exceed 6% of compensation. In addition, the Board of Directors, at its discretion, may make an ESOP contribution.

Participant Accounts and Voting Rights

Each participant’s account is credited with the participant’s contributions, Company contributions, and an allocation of the Plan earnings or losses. Allocations are based on participant earnings or account balances, as defined by the Plan. Each participant is entitled to the vested portion of their account. Participants may direct the investment of their account balances into various investment options offered by the Plan.

Intertape Polymer Corp. USA

Employees’ Stock Ownership and Retirement Savings Plan

Notes to Financial Statements (continued)

December 31, 2009 and 2008

1 – Description of the Plan (continued)

Each participant is entitled to exercise voting rights attributable to the Company common stock allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is not permitted to vote any allocated shares for which instructions have not been given by a participant. The Trustee is required, however, to vote any unallocated shares on behalf of the collective best interest of Plan participants and beneficiaries.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the Company contributions portion of their accounts plus earnings thereon is based on years of continuous service. A participant is 20 percent vested after each year and 100 percent vested after the earlier of five years of service, upon reaching normal retirement age, death, or becoming totally and permanently disabled.

Participant Loans

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the vested portion of the participant’s account balance. The loans are secured by the balance in the participant’s account and bear interest at a rate of one point above the prime borrowing rate, defined in the Plan document as the prime rate of interest as published in the Wall Street Journal on the date of the loan commitment. Principal and interest repayments are made ratably through payroll deductions over a period not to exceed five years, unless the loans were used to purchase a primary residence in which case the loan terms may exceed five years, up to a maximum loan term of 15 years. Interest rates for loans outstanding at December 31, 2009 range from 4.25% to 10.75%. The Plan Administrator will suspend loan repayments for a military service leave of absence.

Payment of Benefits

Upon separation of service due to death, disability, or retirement, a participant will receive their benefits as a lump-sum amount equal to the value of the participant’s vested interest in his or her account. Certain in-service withdrawals are allowed by the Plan, in accordance with IRS limitations, for participants meeting minimum age requirements. Additionally, under certain circumstances of financial hardship, the participant is allowed to withdraw funds from the Plan.

Intertape Polymer Corp. USA

Employees’ Stock Ownership and Retirement Savings Plan

Notes to Financial Statements (continued)

December 31, 2009 and 2008

2 – Summary of Significant Accounting Policies

Forfeited Accounts

When certain terminations of participation in the Plan occur, the non-vested portion of the participant’s account, as defined in the Plan, represents a forfeiture. Forfeitures used to offset employer contributions during the year ended December 31, 2009 totaled $156,929. Total unallocated forfeitures, which can be used to reduce future employer contributions, were $161,588 and $156,644 at December 31, 2009 and 2008, respectively.

Unallocated Accounts

Prior to 2009, the Company made contributions to the Plan that have not been allocated to participants and have been recorded in unallocated accounts. Funds used to offset employer contributions from these unallocated accounts during the year ended December 31, 2009 totaled $874,449. Funds available in these unallocated accounts, which can be used to reduce future employer contributions, were $1,368,792 and $2,098,813 at December 31, 2009 and 2008, respectively.

Basis of Accounting

The financial statements of the Plan are prepared using the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (“US GAAP”).

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets available for benefits and the reported amounts of additions and deductions from assets available for benefits during the reported period. Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

Plan administrative expenses are paid by the Company. Participant-related fees and expenses are paid by the Plan through charges to participant accounts.

Valuation of Investments and Income Recognition

The Plan’s investments are stated at fair value. Investments in mutual funds and bond funds are based on published market quotations on national exchanges. The fair value of the collective trust is calculated based on the net asset value per share derived from the audited financial statements of the Bank of America, N.A. Stable Asset Fund for Employee Benefit Plans (“Stable Asset Fund”) as of December 31, 2009 times the number of shares held by the Plan. Loans to participants are valued at amortized cost plus accrued interest, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. See Note 5 for disclosures regarding fair value measurements.

Intertape Polymer Corp. USA

Employees’ Stock Ownership and Retirement Savings Plan

Notes to Financial Statements (continued)

December 31, 2009 and 2008

2 – Summary of Significant Accounting Policies (continued)

The Plan’s investment in the collective trust fund is carried at fair value in investments (See Note 3). However, the Stable Asset Fund invests in fully benefit-responsive investment contracts which it has adjusted to contract value in its statement of assets and liabilities as of December 31, 2009. Contract value is the relevant measurement attribute for the collective trust fund because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Therefore, an adjustment has been made on the Statements of Net Assets Available for Benefits as of December 31, 2009 to reflect the Plan’s investment in the collective trust at contract value. The Statements of Changes in Net Assets Available for Benefits are prepared and presented on a contract value basis.

Subsequent Events

The Plan’s management evaluated its December 31, 2009 financial statements for subsequent events through June 29, 2010, the date the financial statements were available to be issued.

3 – Investments

The Plan’s investments are held by the trustee of the Plan and invested for the benefit of the Plan’s participants. Prior to January 1, 2009, the trustee of the Plan was Comerica Bank (“Comerica”). Effective on January 1, 2009, Bank of America, N.A. (“Bank of America”) became the trustee of the Plan. Most of the Plan’s investments were sold with a trade date of December 31, 2008 and remained unsettled at year-end. The liquidated investments are reflected as due from broker on the Statement of Net Assets Available for Benefits as of December 31, 2008. All outstanding investment sales were settled on January 2, 2009. Subsequent to settlement, Bank of America reinvested the settlement proceeds for the benefit of the Plan’s participants.

The following presents investments which are 5 percent or more of the Plan’s net assets available for benefits:

	December 31,
	2009	2008
Mutual and Bond Funds:
Van Kampen Equity and Income Fund	$4,273,480	$3,873,773
Columbia Large Cap Index Fund	5,553,285	*
Janus Growth and Income Fund	4,629,194	3,268,528
Columbia Mid Cap Value Fund	2,983,014	*

Collective Trust Fund:
Bank of America, N.A. Stable Asset Fund	13,514,658	*

* - Not an investment of the Plan at December 31, 2008.

Intertape Polymer Corp. USA

Employees’ Stock Ownership and Retirement Savings Plan

Notes to Financial Statements (continued)

December 31, 2009 and 2008

3 – Investments (continued)

The Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

	Year Ended December 31,
	2009	2008

Mutual funds	$6,159,140	$(16,570,959)
Bond fund	122,651	2,768
Collective trust fund	(8,716)	—
Common trust fund - Intertape Polymer Group	2,415,133	(1,588,112)

Total net appreciation (depreciation) in fair value	$8,688,208	$(18,156,303)

At December 31, 2009 and 2008, the Plan held 947,891 shares (average cost per share of $0.910; market value per share of $2.842) and 794,891 shares (average cost per share of $0.950; market value per share of $0.730), respectively, of Company common stock in the common trust fund, all of which was allocated to participant accounts. The common trust fund also had cash and cash equivalents at December 31, 2009 and 2008 of $17,067 and $30,447, respectively.

4 – Collective Trust Funds

The Plan invested in the Stable Asset Fund with Bank of America, the trustee of the Plan, during 2009 and a stable value fund with Comerica Bank, the Plan’s former trustee, during 2008. Funds of these types primarily invest in a variety of investment contracts such as Guaranteed Investment Contracts (GICs) issued by financial institutions and other investment products (separate account contracts and synthetic GICs) with similar characteristics. The traditional GICs are backed by the general credit of the issuer. The fund deposits a lump sum with the issuers and receives a guaranteed interest rate for a specified time. The guaranteed rates for the years ended December 31, 2009 and 2008 varied depending on the issuer and contract. Separate account GICs are similar in structure to traditional GICs, except that the underlying assets are held in a separate account for the benefit of the fund. A synthetic GIC is an investment contract issued by an insurance company or bank, backed by a portfolio of bonds that are owned by the fund. These assets underlying the wrap contract are maintained separate from the contract issuer’s general assets, usually by a third party custodian. The wrapper contracts are obligated to provide an interest rate of not less than zero.

Intertape Polymer Corp. USA

Employees’ Stock Ownership and Retirement Savings Plan

Notes to Financial Statements (continued)

December 31, 2009 and 2008

4 – Collective Trust Funds (continued)

The issuers of these investment contracts guarantee that all qualified participant withdrawals will occur at contract value. There are no reserves against contract value for credit risk of the contract issuers or otherwise. The crediting interest rate is based on a formula agreed upon with the issuers.

Average yields for the year ended December 31, 2009:
Based on actual earnings	0.84%
Based on interest rates credited to participants	3.00%

5 – Fair Value Measurements

The Company adopted the guidance under the Fair Value Measurements and Disclosures topic of the Financial Accounting Standards Board Accounting Standards Codification (the “Codification”) on January 1, 2008. This guidance establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under this guidance are described below:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 – Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability; or

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Intertape Polymer Corp. USA

Employees’ Stock Ownership and Retirement Savings Plan

Notes to Financial Statements (continued)

December 31, 2009 and 2008

5 – Fair Value Measurements (continued)

If asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.

Mutual Fund/Bond Fund: Valued at the net asset value (NAV) of shares held by the Plan at year end.

Collective trust fund: Valued based on contractual terms of the underlying investment contracts.

Common trust fund: Valued at the fair value of the underlying assets of the fund, which includes cash and Company common stock valued at the closing price reported on the active market on which the Company’s common stock is traded.

Participant Loans: Valued at amortized cost plus accrued interest, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Intertape Polymer Corp. USA

Employees’ Stock Ownership and Retirement Savings Plan

Notes to Financial Statements (continued)

December 31, 2009 and 2008

5 – Fair Value Measurements (continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value:

	December 31, 2009
	Level 1	Level 2	Level 3	Total
Mutual funds:
Victory Special Value Fund	$1,377,443	$—	$—	$1,377,443
Van Kampen Equity and Income Fund	4,273,480	—	—	4,273,480
Columbia Large Cap Index Fund	5,553,285	—	—	5,553,285
American Funds Capital World Growth and Income Fund	2,343,218	—	—	2,343,218
Janus Growth and Income Fund	4,629,194	—	—	4,629,194
Janus Orion Fund	1,599,230	—	—	1,599,230
American Century Livestrong Income Fund	481,668	—	—	481,668
Columbia Marsico International Opportunities Fund	1,290,916	—	—	1,290,916
Columbia Mid Cap Value Fund	2,983,014	—	—	2,983,014
Columbia Small Cap Value I Fund	251,682	—	—	251,682
American Century Equity Income Fund	1,645,430	—	—	1,645,430
Baron Growth Fund	908,031	—	—	908,031
American Century Livestrong 2015 Fund	1,873,532	—	—	1,873,532
American Century Livestrong 2025 Fund	2,528,384	—	—	2,528,384
American Century Livestrong 2035 Fund	1,318,762	—	—	1,318,762
American Century Livestrong 2045 Fund	695,771	—	—	695,771

Total mutual funds	33,753,040	—	—	33,753,040

Bond fund:
Federated Total Return Bond Fund	1,930,478	—	—	1,930,478

Collective trust fund:
Bank of America, N.A. Stable Asset Fund	—	13,514,658	—	13,514,658

Common trust fund:
Intertape Polymer Group Inc. common stock	2,710,407	—	—	2,710,407

Loans to participants	—	—	2,347,667	2,347,667

Total assets at fair value	$38,393,925	$13,514,658	$2,347,667	$54,256,250

	December 31, 2008
	Level 1	Level 2	Level 3	Total
Mutual funds	$7,142,301	$—	$—	$7,142,301
Bond fund	1,844,579	—	—	1,844,579
Common trust fund - Intertape Polymer Group	610,657	—	—	610,657
Loans to participants	—	—	2,490,460	2,490,460

Total assets at fair value	$9,597,537	$—	$2,490,460	$12,087,997

Intertape Polymer Corp. USA

Employees’ Stock Ownership and Retirement Savings Plan

Notes to Financial Statements (continued)

December 31, 2009 and 2008

5 – Fair Value Measurement (continued)

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets:

	Year Ended December 31,
	2009	2008
Loan to participants, beginning balance	$2,490,460	$2,372,685
Issuances and settlements, net	(142,793)	117,775

Loan to participants, ending balance	$2,347,667	$2,490,460

6 – Party-In-Interest Transactions

As of December 31, 2009 and for the period from January 1, 2009 to December 31, 2009, the Plan’s investments were managed by Bank of America, the Plan’s current trustee. As of December 31, 2008 and prior to January 1, 2009, the Plan’s investments were managed by Comerica, the Plan’s former trustee. Certain Plan investments include or have included shares of mutual funds managed by Bank of America and Comerica. For the periods described above, all transactions by the Plan with mutual funds managed by Bank of America and by Comerica are considered to be party-in-interest transactions.

Transactions by the Plan with the common trust fund and loans to participants qualify as parties-in-interest transactions.

7 – Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their accounts.

Intertape Polymer Corp. USA

Employees’ Stock Ownership and Retirement Savings Plan

Notes to Financial Statements (continued)

December 31, 2009 and 2008

8 – Tax Status

The IRS issued a favorable opinion letter dated November 9, 2001, in regards to the Plan. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC, in all material respects. As such, no provision for income taxes has been included in the Plan’s financial statements. In February 2009, the Plan requested an updated determination letter from the IRS, whose response is pending.

9 – Risks and Uncertainties

The Plan invests in various securities including mutual funds and Company common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

For the year ended December 31, 2008 and all prior fiscal years, the Plan did not timely file audited financial statements with the Securities and Exchange Commission and the United States Department of Labor. Although the required audited financial statements were filed in November 2009, the Plan may be subject to penalties or other actions by those agencies as a result. See Note 10.

10 – Registration of Shares and Filing Requirements

In August 2001, the Plan sponsor filed a registration statement on Form S-8 to register 300,000 shares of the Plan sponsor’s common stock to be acquired by Plan participants pursuant to the Plan and the interests of those participants in the Plan. The Plan’s sponsor subsequently filed additional registration statements on Form S-8 in August 2002, August 2003, and April 2004 to register a total of 775,000 additional shares of the Plan sponsor’s common stock to be acquired by Plan participants pursuant to the Plan.

Subsequent to filing the registration statements, the Plan did not file annual reports on Form 11-K. As of December 31, 2009, the Plan participants had acquired 947,891 shares of common stock of the Plan sponsor pursuant to the Plan. Consequently, any shares acquired by the Plan’s trustee for the benefit and at the direction of Plan participants prior to filing the Plan’s annual reports on Form 11-K in November 2009, as well as the issuance of interests in the Plan to participants, may not have been registered in compliance with applicable securities laws.

Intertape Polymer Corp. USA

Employees’ Stock Ownership and Retirement Savings Plan

Notes to Financial Statements (continued)

December 31, 2009 and 2008

10 – Registration of Shares and Filing Requirements (continued)

The failure of the Plan sponsor to comply with the registration requirements could result in claims for rescission by plan participants under applicable securities laws. However, the Plan sponsor believes that such claims would be subject to a one-year statute of limitations period. As there were no shares of the Plan sponsor transferred to Plan participants in the last twelve months, the Plan sponsor believes that it will not be liable for rescission to any plan participants. However, the Plan sponsor could be subject to administrative penalties in connection with these matters. See Note 9.

11 – Reconciliation of Financial Statement to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	December 31,
	2009	2008
Net assets available for benefits per the financial statements	$54,288,570	$45,315,794
Participant contributions receivable at December 31, 2008		(98,332)
Participant contributions receivable at December 31, 2009	(88,135)	—

Total net assets per Form 5500	$54,200,435	$45,217,462

The following is a reconciliation of net increase (decrease) in net assets available for benefits per the financial statements to Form 5500:

	Year Ended December 31,
	2009	2008
Net increase (decrease) in net assets available for benefits per the financial statements	$8,972,776	$(15,263,826)
Participant contributions receivable at December 31, 2008	98,332	(98,332)
Participant contributions receivable at December 31, 2009	(88,135)	—
Adjustment from fair value to contract value for fully benefit- responsive investment contracts at December 31, 2007	—	(43,366)

Net income (loss) per Form 5500	$8,982,973	$(15,405,524)

Supplemental Schedule

Intertape Polymer Corp. USA

Employees’ Stock Ownership and Retirement Savings Plan

Schedule H, Line 4(j) – Schedule of Reportable Transactions

Year Ended December 31, 2009

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	(e) Current Value

	Victory Special Value Fund	Mutual fund	$1,377,443
	Van Kampen Equity and Income Fund	Mutual fund	4,273,480
	Columbia Large Cap Index Fund	Mutual fund	5,553,285
	American Funds Capital World Growth and Income Fund	Mutual fund	2,343,218
	Janus Growth and Income Fund	Mutual fund	4,629,194
	Janus Orion Fund	Mutual fund	1,599,230
	American Century Livestrong Income Fund	Mutual fund	481,668
	Columbia Marsico International Opportunities Fund	Mutual fund	1,290,916
	Columbia Mid Cap Value Fund	Mutual fund	2,983,014
	Columbia Small Cap Value I Fund	Mutual fund	251,682
	American Century Equity Income Fund	Mutual fund	1,645,430
	Baron Growth Fund	Mutual fund	908,031
	American Century Livestrong 2015 Fund	Mutual fund	1,873,532
	American Century Livestrong 2025 Fund	Mutual fund	2,528,384
	American Century Livestrong 2035 Fund	Mutual fund	1,318,762
	American Century Livestrong 2045 Fund	Mutual fund	695,771

			33,753,040

	Federated Total Return Bond Fund	Bond fund	1,930,478

*	Stable Asset Fund	Bank of America, N.A. collective trust fund **	13,458,843

*	Intertape Polymer Group Inc.	Intertape Polymer Group Inc. common stock	2,710,407

*	Loans to Participants	Rates from 4.25% to 10.75%, with weekly and bi- weekly payments and maturities through 2014	2,347,667

			$54,200,435

* - Represents a party-in-interest.

** - Reported at contract value. Fair value is $13,514,658.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

INTERTAPE POLYMER CORP. INC. USA EMPLOYEES’ STOCK OWNERSHIP AND RETIREMENT SAVINGS PLAN

By:	Intertape Polymer Corp., Plan Administrator

By:	/s/ Burgess H. Hildreth
Burgess H. Hildreth, Vice President

Date: June 29, 2010

EXHIBIT INDEX

Exhibit Number	Exhibit Description

23.1	Consent of Grant Thornton, LLP – Independent Registered Public Accounting Firm